DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR   April 1, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



                                 FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    April 1, 2004

3.  Press Release
    -------------

    April 1, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada, - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) together with its project partners in the West Lorne Cogeneration project, UMA Engineering, Ramsay Group, Magellan Aerospace Corporation, Orenda division (Orenda), Ontario Power Generation and Erie Flooring and Wood Products today unveiled the completed modules of the fast pyrolysis plant currently under construction at Ramsay Group's facility located in Sidney, Vancouver Island. Also present at the press conference were representatives of Sustainable Development Technology Canada.

The plant was designed in collaboration with UMA Engineering, Tecna SA and Ramsay Group and its completion is targeted for the second quarter of 2004. When in operation, the plant will have a capacity of 100 tonnes per day dry input of biomass and 70 tonnes per day output of BioOil, being the largest of its kind designed and built to date. The plant is one of two currently being fabricated at Ramsay's facilities.

The unveiling of the plant follows the first recorded operation of a gas turbine fuelled by BioOil which occurred at Magellan's Aerospace facilities in Mississauga, Ontario last month after which feedstock preparation equipment manufactured by Bruks-Klockner was received from Europe.

Feedstock conditioning, pyrolysis plant and the power generation components will be integrated in what will be the world's first commercial pyrolysis oil fired cogeneration plant. Integration, balance of plant and civil engineering are being provided by UMA Engineering. Ground breaking in West Lorne, Ontario where the plant will be physically located, is expected to take place early April.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 1st day of April, 2004


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard Lin"
                                            Richard Lin
                                            Chairman







IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - April 1st, 2004

  DYNAMOTIVE ENERGY SYSTEMS UNVEILS WORLD'S LARGEST PYROLYSIS BIOOIL
         PLANT AT GLOBE 2004 CONFERENCE IN VANCOUVER, BC, CANADA

The plant is destined for the West Lorne Cogeneration project. Once completed the project will establish the world's first commercial integrated BioOil electricity co-generation plant.

Vancouver, BC, Canada, - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) together with its project partners in the West Lorne Cogeneration project, UMA Engineering, Ramsay Group, Magellan Aerospace Corporation, Orenda division (Orenda), Ontario Power Generation and Erie Flooring and Wood Products today unveiled the completed modules of the fast pyrolysis plant currently under construction at Ramsay Group's facility located in Sidney, Vancouver Island. Also present at the press conference were representatives of Sustainable Development Technology Canada.

The plant was designed in collaboration with UMA Engineering, Tecna SA and Ramsay Group and its completion is targeted for the second quarter of 2004. When in operation, the plant will have a capacity of 100 tonnes per day dry input of biomass and 70 tonnes per day output of BioOil, being the largest of its kind designed and built to date. The plant is one of two currently being fabricated at Ramsay's facilities.

The unveiling of the plant follows the first recorded operation of a gas turbine fuelled by BioOil which occurred at Magellan's Aerospace facilities in Mississauga, Ontario last month after which feedstock preparation equipment manufactured by Bruks-Klockner was received from Europe.

Feedstock conditioning, pyrolysis plant and the power generation components will be integrated in what will be the world's first commercial pyrolysis oil fired cogeneration plant. Integration, balance of plant and civil engineering are being provided by UMA Engineering. Ground breaking in West Lorne, Ontario where the plant will be physically located, is expected to take place early April.

DynaMotive and Orenda also disclosed their participation in the development of what could become the world's first distributed power generation network utilizing pyrolysis BioOil in northern Ontario. The project, led by the Public Utility Commission of Sault Ste. Marie, envisages the installation of a combined heat and power plant in Sault Ste. Marie and the development of a remote bio oil plant to service this project and potentially other generation facilities in the municipality. The project consortium includes: the Great Lakes Forestry Commission, the Ontario Forest Research Institute, the Municipality of Sault Ste. Marie and Magellan Aerospace-Orenda Division.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown it can unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000              Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005             Email: investor@DynaMotive.com
Website: www.DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.